Exhibit (a)(1)

                  OFFER TO PURCHASE FOR CASH UP TO ONE MILLION
                     SHARES OF COMMON STOCK, $.01 PAR VALUE
                                       OF
                    WELLS REAL ESTATE INVESTMENT TRUST, INC.
                                       AT
                                 $7.00 per Share

                       SUTTER OPPORTUNITY FUND 3, LLC, and
                                 ROBERT E. DIXON
                               (the "Purchasers")

             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON JANUARY 14, 2005, UNLESS THE OFFER IS EXTENDED.

         The Purchasers hereby seek to acquire COMMON STOCK, PAR VALUE $.01 (the "Shares") in WELLS REAL ESTATE INVESTMENT TRUST, INC., a Maryland corporation (the "Company"). The Purchasers are not affiliated with the Company. The Purchasers hereby offer to purchase up to one million Shares at a purchase price equal to $7.00 per Share, less the amount of any dividends declared or paid with respect to the Shares between November 15, 2004 and January 14, 2005, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for dividends paid or declared prior to the Expiration Date. Any dividends paid or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Shareholders to the Purchasers.

         Tender of Shares will include the tender of any and all securities into which the Shares may be converted, and any securities distributed with respect to the Shares, by way of dividend or otherwise, from and after the Offer Date.

         As of February 29, 2004, there were approximately 117,000 stockholders of record of Shares and the number of Shares outstanding as of September 30, 2004 was 470,422,493 according to the Company's annual report on Form 10-K for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. The Purchasers and certain of their affiliates currently beneficially own an aggregate of 3,000 Shares, or less than one tenth of one percent (0.001%) of the outstanding Shares. If all of the Shares sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 1,003,000 or approximately 0.02% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $7,000,000 in aggregate purchase price, which the Purchasers will fund out of their existing working capital.

Holders of Shares ("Shareholders") are urged to consider the following factors:

         - The Shares are not listed for trading on a national securities exchange and are thinly traded, and prices reported on the Pink Sheets have ranged from $7.00 to $8.00 per Share in the 30 days preceding this offer, and from $5.00 to $10.25 in the year preceding this offer. In addition, the Company reported a total of 624,000 Shares were redeemed by the Company during the quarter ended September 30, 2004, at $10 per Share pursuant to its fixed price redemption plan. Because the Shares are not widely traded, the prices at which Shares have been bought and sold may not reflect the underlying value of the Shares.

         - No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid.

         THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 1,000,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 1,000,000 SHARES FROM TENDERING SHAREHOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

         The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (ii) upon the occurrence of any of the conditions specified in

Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Shares not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

November 15, 2004


                                    IMPORTANT

         Any Shareholder desiring to tender any or all of such Shareholder's Shares should mail, deliver or telecopy the Letter of Transmittal and any other required documents to the Purchasers at the address or facsimile number set forth below.

                       c/o Sutter Capital Management, LLC
                       220 Montgomery Street, Suite 2100,
                         San Francisco, California 94104
                                 (415) 788-1441
                            Facsimile: (415) 788-1515


         Questions or requests for assistance or copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at (415) 788-1441.
---------------------------

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH
RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

---------------------------

         The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

         The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................7

TENDER OFFER...................................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Shares....10
Section 3.        Procedures for Tendering Shares.............................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Federal Income Tax Consequences.............................14
Section 7.        Effects of the Offer........................................16
Section 8.        Future Plans................................................17
Section 9.        The Business of the Company.................................17
Section 10.       Conflicts of Interest.......................................18
Section 11.       Certain Information Concerning the Purchasers...............18
Section 12.       Source of Funds.............................................19
Section 13.       Conditions of the Offer.....................................19
Section 14.       Certain Legal Matters.......................................21
Section 15.       Fees and Expenses...........................................22
Section 16.       Miscellaneous...............................................22

Schedule I - The Purchasers and  Their Principals

                               SUMMARY TERM SHEET

         The Purchasers are offering to purchase up to one million Shares for $7.00 per Share in cash. The following are some of the questions that you, as a Shareholder of the Company, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     The offer to purchase up to 1,000,000 Shares is being made by Sutter Opportunity Fund 3, LLC and Robert E. Dixon. The Purchasers are unrelated to the Company or its management.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

         We are seeking to purchase up to 1,000,000 Shares of the Company's COMMON STOCK, PAR VALUE $.01, which are the Shares issued to public investors in the Company. The Purchasers and certain of their affiliates currently beneficially own an aggregate of 3,000 Shares, or less than 0.001% of the outstanding Shares. If all of the Shares sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own approximately 0.02% of the outstanding Shares.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

         We are offering to pay $7.00 per Share, net to you in cash, less the amount of any dividends declared or paid with respect to the Shares between the date of this Offer and the date the Offer expires. The Offer price would be reduced by the amount of dividends paid or declared prior to the Expiration Date. Any dividends paid or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Shareholders to the Purchasers. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses in connection with the sale (other than any fees you must pay in connection with your custodial or other beneficiary accounts).

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

         If the total amount of Shares sought is purchased, the Purchasers' capital commitment will be approximately $7,000,000. The Purchasers and their members and shareholders have adequate working capital resources at their disposal to fund in full all payments due to selling Shareholders.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

         Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate financial resources, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

         You will have at least until 12:00 midnight, pacific standard time, on December 31 2004, to decide whether to tender your Shares in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

         The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

         If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

         There are no conditions to the offer based on minimum Shares tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Shares in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the Company or its business prior to the Expiration Date.

HOW DO I TENDER MY SHARES?

         To tender your Shares, deliver a completed Letter of Transmittal to the Purchasers at: Sutter Capital Management, LLC, 220 Montgomery Street, Suite 2100, San Francisco, California 94104; (415) 788-1441; Facsimile: (415)
788-1515.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

         You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by January 14, 2005, you can withdraw them at any time after such time until we do accept your Shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

         To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Purchasers while you still have the right to withdraw the Shares.

WHAT DOES THE COMPANY THINK OF THE OFFER?

         The Purchasers have not sought the approval or disapproval of the Company. The Company may be expected to respond with its position on the offer in the next two weeks.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

         Given the scope of the Offer, the size of the Company and number of Shareholders reported by the Company, the Offer could not have any effect on the Company's status as a public reporting company.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

         The Purchasers do not anticipate that Shares held by non-tendering Shareholders will be affected in any way by the consummation of the offer. As the maximum Offer involves approximately 0.02% of the outstanding Shares, the Purchasers have no reason to believe that the Company's shares will not continue to trade as before.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE COMPANY?

         The Purchasers are acquiring the Shares for investment purposes and have no present intention to seek control of the Company or to change the management or operations of the Company. The Purchasers are using a tender offer to acquire Shares because the lack of a regular trading market for the Shares means that open market purchases are an uncertain and inefficient means for acquiring Shares in any significant quantity.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

         You can call Sutter Capital Management, LLC, at 415-788-1441.

         TO THE SHAREHOLDERS OF WELLS REAL ESTATE INVESTMENT TRUST, INC.

                                  INTRODUCTION

         The Purchasers hereby offer to purchase up to 1,000,000 Shares (the "Maximum Offer") at a purchase price of $7.00 per Share ("Offer Price"), less the amount of any dividends declared or paid with respect to the Shares between November 15, 2004, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

Shareholders are urged to consider the following factors:

         - The Shares are not listed for trading on a national securities exchange and are thinly traded, and prices reported on the Pink Sheets have ranged from $7.00 to $8.00 per Share in the 30 days preceding this offer, and from $5.00 to $10.25 in the year preceding this offer. In addition, the Company reported a total of 624,000 Shares were redeemed by the Company during the quarter ended September 30, 2004, at $10 per Share pursuant to its fixed price redemption plan. Because the Shares are not widely traded, the prices at which Shares have been bought and sold may not reflect the underlying value of the Shares.

         - No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid.

         The Offer will provide Shareholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Shareholders may have a more immediate need to use the cash now tied up in an investment in the Shares and wish to sell them to the Purchasers.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $7.00 per Share, less the amount of any dividends declared or paid with respect to the Shares between November 15, 2004 and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the limited secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the Company; and (ii) the costs to the Purchasers associated with acquiring the Shares.

         The Company's quarterly report on Form 10-Q for the quarter ended September 30, 2004 stated as follows:

"As our stock is currently not listed on a national exchange, there is no significant public trading market for our stock. Consequently, there is the risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Our board of directors has authorized a share redemption program for investors who have held their shares for more than one year, subject to the limitation that (i) during any calendar year, we will not redeem in excess of 3% of the weighted average common shares outstanding during the prior calendar year, and (ii) funding for the redemption of shares will come exclusively from the sale of shares pursuant to our dividend reinvestment plan such that in no event shall the aggregate amount of redemptions under our share redemption program exceed aggregate proceeds received from the sale of shares pursuant to our dividend reinvestment plan. Our board of directors may modify or terminate our share redemption program at any time in its discretion upon 30 days' notice."

         The Company has disclosed that any stock repurchases in its redemption plan as currently implemented will be at a fixed price of $10 a Share. Accordingly, if your Shares are eligible for participation, if there are Company funds available for repurchases pursuant to the plan, and if the Company's board of directors in the exercise of its discretion elects to effect repurchases on terms similar to those used in prior repurchases, then Share holders may be able to receive a higher price for their Shares by participating in the redemption plan than by acceptance of the offer. The Purchasers have no knowledge of the timing or terms of any future Company redemption of Shares.

         The Offer Price represents the price at which the Purchasers are willing to purchase Shares. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Shares may be relevant to Shareholders. Shareholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Shares.

         The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and its investment fund affiliates, changes in the public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Company's operations, any significant capital transactions by the Company, and local and national economic and financial market developments and trends.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Company has been derived from information provided in reports filed by the Company with the Securities and Exchange Commission.

         Tendering Shareholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Shares to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Shares tendered by each Shareholder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

         Shareholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Shares.

                                  TENDER OFFER

         Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on December 31 2004, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Shares, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Shares following expiration.

         The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Shares as offered herein.

         Section 2. Proration, Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely tender of the Shares or of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         The Purchasers desire to purchase up to 1,000,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 1,000,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 1,000,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 1,000,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchasers give oral or written notice to the Shareholder of the Purchasers' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Shareholder or the custodian of the Shares.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Shares are not purchased for any reason (other than by reason of proration as discussed above), the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchasers may, nevertheless, retain tendered Shares, subject to any limitations of applicable law, and such Shares may not be withdrawn except to the extent that thetendering Shareholders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

         Valid Tender. For Shares to be validly tendered pursuant to the Offer, you may instruct your broker to submit your shares to Depository Trust Company, or submit a properly completed and duly executed Letter of Transmittal with any other documents required by the Letter of Transmittal, in either case with Shares received by Depository Trust Company or the Letter of Transmittal received by the Purchasers at the address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder.

         In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on December 31 2004, or such date to which the Offer may be extended.

         The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Purchasers.

         Other Requirements. By tendering Shares as set forth above, and upon acceptance for payment, a tendering Shareholder irrevocably appoints the designees of the Purchasers as such Shareholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Shares, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise. In addition, by tendering Shares, upon acceptance for payment, a Shareholder also assigns to the Purchasers all of the Shareholder's rights to receive distributions from the Company with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those dividends declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

         Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

         A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Shareholder's representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. Because of the limited public market for the Shares, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Shares. In any event, a Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made,
(iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

         Section 4. Withdrawal Rights. Except as otherwise provided in this
Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after January 14, 2005.

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchasers at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and, if tendered by letter of Transmittal, must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Shares is delayed for any reason or if the Purchasers are unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Shares may be retained by the Purchasers and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this
Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

         Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Shareholders,
(ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Shares not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Shareholders, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Shareholders. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service or PR Newswire, and by filing the amendment with the Securities Exchange Commission.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after their acceptance for payment of Shares) are delayed in payment for Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Purchasers may retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Shares that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price, including a reduction for dividends declared or paid prior to the Expiration Date, or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

         Section 6. Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Shareholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. ACCORDINGLY, THE PURCHASERS RECOMMEND THAT EACH SHAREHOLDER TENDERING SHARES CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder's Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such Shareholder's tax basis in the Shares sold. If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder's capital gains from other investments.

         The tax basis in the Shares of a Shareholder will depend upon individual circumstances. Each Shareholder who plans to tender hereunder should consult with the Shareholder's own tax advisor as to the Shareholder's tax basis in the Shareholder's Shares and the resulting tax consequences of a sale.

         A tax-exempt Shareholder (other than an organization described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a "dealer" and has not acquired such Shares with debt financed proceeds.

Section 7. Effects of the Offer.

         Effect on Trading Market. Due to the number of outstanding Shares and the number of shareholders of the Company, the Purchasers have no reason to believe that the Offer is likely to have any material impact on trading in the secondary market for the Company's shares.

         Voting Power of Purchasers. The Offer will not result in a change in the voting control of the Company.

         Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of up to 1,000,000 Shares. If the Purchasers acquire fewer than 1,000,000 Shares pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Company's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of assets, including the mix and performance of their real estate interests and securities, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Company's operations, announcement of pending capital transactions and local and national economic and financial market developments and trends.

         The Purchasers have no present intention to seek control of the Company or to change the management or operations of the Company, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of the Company, to make any change in the dividend policies, indebtedness or capitalization of the Company, or to change the structure of the Company, the listing status of the Shares or the reporting requirements of the Company.

         Section 9. The Business of the Company. Information included herein concerning the Company is derived from the Company's publicly-filed reports. Information concerning the Company, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers have relied on such information to the extent information is presented herein concerning the Company, and are responsible for determining the information extracted from reports and published in this Offer. However, the Purchasers hereby expressly disclaim any responsibility for the information included in the issuer's reports, as the Purchasers are not related to the Company or its management, have no access to any inside information concerning the Company and have no independent knowledge concerning the information included in the Company's public reports and have no ability to verify its accuracy or completeness.

         Section 10. Conflicts of Interest. The Purchasers are aware of no material conflicts of interest affecting the Offer.

         Section 11. Certain Information Concerning the Purchasers. The Purchasers are Sutter Opportunity Fund 3, LLC and Robert Dixon. The principal business address of each of the Purchasers is 220 Montgomery Street, Suite 2100, San Francisco, California 94104 and their business telephone number is (415) 788-1441. For certain information concerning the directors and executive officers of the Purchasers see Schedule I to this Offer to Purchase.

         Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Shares, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days,
(iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Company or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and
(vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Section 12. Source of Funds. The Purchasers expect that approximately $7,000,000 would be required to purchase up to 1,000,000 Shares, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing liquid capital resources. Accordingly, there are no financing arrangements to fall through and no alternative financing plans. Sutter Opportunity Fund 3, LLC is a privately held investment fund managed by Sutter Capital Management, LLC, which, in turn is managed by Robert Dixon. The entities are privately held limited liability companies and neither prepares audited financial statements. Sutter Opportunity Fund 3, LLC has total capital contributions and binding capital commitments from members in the aggregate amount of approximately $4.1 million. Robert Dixon has a net worth in excess of $5 million and available liquid capital in excess of $3 million for purposes of funding the purchase of Shares.

         Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. The Purchasers are not currently aware of any authorizations or approvals of, or waiting periods imposed by, any such agency or authority and necessary for the consummation of the transactions contemplated by the Offer.

         The Purchasers shall not be required to accept for payment or pay for any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

                  (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Company's Shareholders, (iii) requires divestiture by the Purchasers of any Shares, (iv) causes any material reduction in the value of the Shares proposed to be purchased in the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Company, in every case in the reasonable judgment of the Purchasers;

                 (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
         (i) through (v) of paragraph (a) above;

                  (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Company, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Shares;

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof which results in a significant reduction in the value of the Shares, or
         (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                  (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or
         (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

         The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion. In the event of any waiver of a material condition, the Purchaser will publicly announce such a waiver and the Offer will remain open for a period of at least five business days following the announcement of any such waiver of a material condition. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

         General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Shares thereunder. The Purchasers' obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

         Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

         Margin Requirements. The Shares are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

         State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Purchasers are not seeking a controlling block of Shares nor such a number of Shares as to fall within these state statutes and, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Shares tendered.

         Section 15. Fees and Expenses. The Purchasers have not retained any independent party to act as depositary in connection with the Offer. The Purchasers will pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

         Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

November 15, 2004

SUTTER OPPORTUNITY FUND 3, LLC
ROBERT E. DIXON

                                   SCHEDULE I

                       THE PURCHASERS AND THEIR PRINCIPALS

         The Purchasers are Sutter Opportunity Fund 3, LLC and Robert E. Dixon. Sutter Opportunity Fund 3, LLC is a privately held California limited liability company managed by Sutter Capital Management, LLC, a California limited liability company, which, in turn, is managed by Robert E. Dixon. Sutter Opportunity Fund 3, LLC is a private investment fund formed by Sutter Capital Management, LLC in 2004.

         The principal business address for each of the Purchasers and Sutter Capital Management , LLC is 220 Montgomery Street, Suite 2100, San Francisco, California 94104, and the business telephone number for each is 415-788-1441.

Sutter Capital Management, LLC

     Sutter Capital Management, LLC is a California limited liability company formed in 1998. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon. Robert E. Dixon has served as co-chief executive officer and a director of Sutter Holding Company, Inc. since March 2002. Mr. Dixon received his Bachelors degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997. Mr. Dixon is a U.S. citizen.




















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